UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On July 28, 2025, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), increased the maximum aggregate offering price of the Company’s Class A ordinary shares with a nominal value of $0.0035 each (“Class A Ordinary Shares”) issuable under the At The Market Offering Agreement between the Company and H.C. Wainwright & Co., LLC (“Wainwright”), dated as of May 16, 2025 (the “ATM Agreement”), to up to an aggregate of $4,184,136, which does not include $2,063,999 of securities that were sold pursuant to General Instruction I.B.5 of Form F-3 during the 12-calendar month period that ends on and includes the date hereof, and filed a prospectus supplement (the “Current Prospectus Supplement”). A copy of the legal opinion as to the legality of the $4,184,136 of Class A Ordinary Shares issuable under the ATM Agreement and covered by the Current Prospectus Supplement is filed as Exhibit 5.1 attached hereto.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286198, 333-286202, 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
5.1	Opinion of Arthur Cox LLP
23.1	Consent of Arthur Cox LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: July 28, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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